Exhibit 99.1

FOR IMMEDIATE RELEASE - June 4, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. EXPANDS BOARD OF DIRECTORS

Petroflow Energy Ltd. (“Petroflow” or the “Company”) held their Annual General Meeting on June 2, 2009.  The Directors of the Company approved a motion to increase the size of the Board of Directors to seven members.  The two new members of Petroflow’s Board of Directors are Mr. T. Johnston Cairns and Mr. Richard Menchaca.

Mr. T. Johnston Cairns has over 40 years of industry experience in Canada and the United States.  Mr. Cairns has extensive knowledge and expertise in accounting and taxation.  Mr. Cairns management experience includes his current role as President and CEO of Frost Fence Ltd.

Mr. Richard Menchaca has an extensive background in the energy industry.  He is currently the principal partner in Patron Energy LLC and the President of RAMM Resources LLC.  Mr. Menchaca holds an MBA in Finance and has over 18 years of direct experience in energy finance.

“We are pleased to be able to expand our Board of Directors and we are very pleased to be able to add Johnston Cairns and Richard Menchaca to the team.  Johnston and Richard bring a wide range of experience and skill to the table and we look forward to their contribution,“ stated Mr. John Melton, CEO of Petroflow.

Mr. Melton also confirmed that Mr. David Elgie has been elected to the position of Chairman of the Board, effective immediately.  Mr. Melton added, “Dave Elgie has clearly demonstrated his leadership and commitment to Petroflow and we are very fortunate to have a Chairman with this level of skill and experience.”

For additional information, please contact the following:

Mr. John Melton, CEO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.	Petroflow Energy Ltd.
985.796.8080	403.539.4320

www.petroflowenergy.com

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